Exhibit 99.1

Dr. Reddy’s Laboratories Limited announces filing of

Annual Report on Form 20-F

Hyderabad, India, June 24, 2016	For Immediate Release

Hyderabad, India, June 24, 2016: Dr. Reddy’s Laboratories Limited (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced that its Annual Report on Form 20-F, containing its annual consolidated financial statements for the fiscal year ended 31 March, 2016 was filed with the United States Securities and Exchange Commission on June 23, 2016.

The Annual Report on Form 20-F is also available on Dr. Reddy’s website, www.drreddys.com and can be accessed by selecting ‘SEC filings’ under ‘Reports and filings’ section under ‘Investors’. ADS holders may also obtain a hard copy of the Annual Report on Form 20-F at no cost, by sending a written request to the Company’s registered office or by sending an e-mail to shares@drreddys.com.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.